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Morgan, Lewis & Bockius LLP
2000 One Logan Square
Philadelphia, PA  19103-6993



January 30, 1997



By Electronic Transmission

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attention:  Rico Vicencio

Re: Futronix Systems Corp.: Withdrawal of Registration Statement on Form S-1 (No. 333-11439)

Dear Mr. Vicencio:

As counsel to Futronix Systems Corp. (the "Company"), and in accordance with the provisions of Rule 477 of Regulation C under the Securities Act of 1933, as amended, we hereby request on behalf of the Company withdrawal of the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). The Company did not sell any securities under the proposed offering.

The Company was formed as a Delaware corporation in connection with the merger (the "Merger") of Wire & Cable Specialties Corporation, a Georgia corporation ("Wire & Cable"), and Futronix Corporation, a Texas corporation ("Futronix"), with and into the Company's wholly-owned subsidiary. The offering of the Company's common stock pursuant to the Registration Statement was postponed after Kent Electronics Corporation, a Texas corporation ("Kent"), expressed an interest in a merger with Wire & Cable and Futronix. On January 17, 1997, a merger (the "Kent Merger") of Wire and Cable and Futronix with and into Futronix Acquisition Company, a Texas corporation and a wholly-owned subsidiary of Kent, was consummated pursuant to a Reorganization Agreement dated as of September 25, 1996 among the parties. Kent filed a Registration Statement on Form S-4 (No. 333-13701) in connection with the Kent Merger.



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                                                                Morgan, Lewis
                                                                & Bockius LLP
Securities and Exchange Commission
January 30, 1997
Page 2





In consideration of the foregoing explanation of the circumstances leading to this request for withdrawal, we look forward to receiving your favorable response to our request. Please call me at (215) 963-4873 if you have any questions or comments concerning our request.

Sincerely,

/s/ PATRICIA E. KNESE

Patricia E. Knese

cc:  Jeffrey Preusse, The Nasdaq Stock Market
     Barbara M. Henagan
     Terrence M. Hunt
     Thomas J. Sharbaugh, Esquire